UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

LM Funding America, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

502074 305
(CUSIP Number)

Xueyuan Han 22 Witte Pl, West Orange, NJ 07052 Tel: (646) 619-7785
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 6, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	502074 305

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BZ Industrial Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
520,833
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
520,833
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
520,833
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.29%
14	TYPE OF REPORTING PERSON (See Instructions)
CO

Item 1.	Security and Issuer

This report relates to the common stock, par value $0.001 per share (the “Common Stock”), of LM Funding America, Inc., a corporation formed under the laws of Delaware (the “Issuer”), whose principal executive offices are located at 1200 West Platt Street, Suite 1000, Tampa, Florida 33606.

Item 2.	Identity and Background

This report is being filed by BZ Industrial Limited (the “Reporting Person”). The Reporting Person is a British Virgin Islands business company. Its address is 22 Witte Pl, West Orange, NJ 07052.

Item 3.	Source and Amount of Funds or Other Considerations

Source of funds is from an affiliate of the Reporting Person.

Item 4.	Purpose of Transaction

On March 23, 2020, the Issuer entered into a Share Exchange Agreement, dated March 23, 2020 (the “Share Exchange Agreement”), with Hanfor (Cayman) Limited, a Cayman Islands exempted company (“Hanfor”), and the Reporting Person, the sole stockholder of Hanfor. The Share Exchange Agreement provides for a business combination transaction in which the Reporting Person will transfer and assign to the Company all of the share capital of Hanfor in exchange for a number of shares of common stock of Issuer that will result in the Reporting Person owning 86.5% of the outstanding common stock of the Issuer (the “Exchange Transaction”). Upon the closing of the Exchange Transaction, Hanfor will become a wholly owned subsidiary of the Issuer. Shortly after the execution of the Share Exchange Agreement and pursuant to the terms thereof, the Reporting Person paid a total of $1,250,000 to the Issuer, and the Issuer issued a total of 520,833 shares of Common Stock to the Reporting Person. A copy of the Share Exchange Agreement is filed as Exhibit 2.1 to the Current Report on Form 8-K of the Issuer filed on March 27, 2020 and is incorporated herein by reference, and the foregoing description of the Share Exchange Agreement is qualified in its entirety by reference thereto. The transaction described in this report is required pursuant to the Share Exchange Agreement.

Item 5.	Interest in Securities of the Issuer

(a) The aggregate percentage of shares of Common Stock reported owned by the Reporting Person is based upon 3,124,961 shares of Common Stock outstanding as of September 30, 2019, based on the quarterly report on Form 10-K filed by the Issuer with the Securities and Exchange Commission on November 14, 2019 and 520,833 shares of Common Stock the Issuer issued on April 6, 2020 pursuant to the Share Exchange Agreement.

(b) The Reporting Person has sole beneficial ownership of a total of 520,833 shares of Common Stock, or approximately 14.29% of the outstanding shares of Common Stock. The Reporting Person has the sole power to vote, direct the vote, dispose or direct the disposal of these shares of Common Stock.

(c) Other than the transactions described Item 4 above, the Reporting Persons have not been involved in any transactions involving the securities of the Issuer in the last 60 days.

(d) No other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise indicated above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description
10.1	Share Exchange Agreement, dated as of March 23, 2020 by and among BZ Industrial Limited, Hanfor (Cayman) Limited and LM Funding America, Inc., incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on March 27, 2020.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2020	BZ Industrial Limited

/s/ Xueyuan Han
Xueyuan Han, Chief Executive Officer

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